1910 Towne Centre Blvd #250

Annapolis, MD 21401

September 15th, 2022

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

Attn: Mr. Mark Rakip

Re:	Community Redevelopment Inc.
Form 10K for fiscal Year ended December 31, 2021
Filed April 1, 2022
File No. 000-26439

Dear Sirs:

Crosswind Renewable Energy Corp/Community Redevelopment Inc (“CRDV” or the "Company") acknowledges receipt of the letter dated July 19th, 2022 (The "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Form 10-K for fiscal year ended December 31, 2021

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Investments in Advances to Real Estate Joint Ventures, page F-11

1.	We note your responses to comments 3 and 7. Please address the following regarding the accounting for investments in membership interests subsequent to your acquisition of Red Hills Capital Advisors, LLC “Red Hills”:

•	Tell us how you account for your investments in real estate membership interests and cite the accounting literature relied upon;

•	Consistent with your response, in future periodic filings clarify your disclosure within Note 2 under Investments to disclose your on-going accounting for such investments, as your current disclosure therein is unclear;

•	As you indicate you will revise your statement of operations, tell us and disclose in future periodic filings how you account for the operating results of your investments in real estate membership interests and cite the accounting literature relied upon.

RESPONSE: The Fair value method is relevant when you acquire a business. US GAAP requires an acquirer to allocate the purchase price to the assets and liabilities acquired in a business combination at fair values. However, we did NOT acquire any business, as neither Red Hills nor the LLC’s were business as articulated by the relevant accounting regulations. RedHills has no assets other than the interest in LLC’s, and the LLC’s only had assets under construction with no customers, employees or any revenue whatsoever.

As such, we determined that the equity method of accounting is the appropriate method of accounting for its tenant-in-common interests based on the guidance in ASC 970-810-45-1, which states:

An investment in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:

a. The real property is owned by undivided interests. Undivided interest means a ownership arrangement in which two or more parties jointly own property, and title is held individually to the extent of each party’s interest.

b. The approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned.

c. Each investor is entitled to only its pro rata share of income.

d. Each investor is responsible to pay only its pro rata share of expenses.

e. Each investor is severally liable only for indebtedness it incurs in connection with its interest in the property

As the investments require approval of all of the co-owners, condition (b) above is not met. Condition (d) is also not met as the entity is liable for its debt. In addition, the Company considered industry guidance in ASC 970-323-25-12, which states:

...Most real estate ventures with ownership in the form of undivided interests are subject to some level of joint control.

Accordingly, we believe that such investments should be presented in the same manner as investments in noncontrolled partnerships, in accordance with FASB ASC 970-810-45-1, as the property is subject to joint control, there is no undivided interest. Therefore, the investment is accounted for using the equity method.

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The Company also considered the guidance in ASC 930-810-45-1, which states:

A proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry (see paragraph 910-810-45-1) or an extractive industry (as discussed in paragraph 932-810-45-1).

As both arrangements are subject to some level of joint control, we believe that the equity method of accounting is the appropriate method of accounting in this instance. As such, per your comment above, in future filings, we shall disclose our accounting utilization of the equity method for these properties as outlined above.

2.               We note your response to comment 6. Given your disclosure that all the properties underlying non-controlling interests in LLCs acquired upon your acquisition of Red Hills Capital Advisors LLC were both partially occupied and under continued development, we remain unclear as to how you determined Red Hills Capital Advisors was not a business. Please provide to us a thorough analysis, including how you considered Rule 11-01(d) of Regulation S-X, in concluding that Red Hills Capital Advisors was not a business. As part of your response, tell us what management used to assess the fair value of Red Hills Capital Advisors at acquisition, including any underlying financial information provided to you as part of the due diligence process. As part of your response, tell us what management used to assess the fair value of Red Hills Capital Advisors at acquisition, including any underlying financial information provided to you as part of the due diligence process.

RESPONSE – We would note that it was unclear where your Comment derived the term “partially occupied” as that was not in our previous responses. After a thorough review, we found this term in one sentence under “Company Overview” in both the 10K & 10Q of March 31st. However, some qualification is necessary here as that term as understood may be misconstrued. The only “partially occupied” building is a Giant food store which pays no rent for 6 months, so while that sole building is now complete & “occupied” (open), it is a retail store, and it does not pay rent.

We view this acquisition as an asset acquisition, and we recorded the acquisition based on the market price of the shares issued at the date of acquisition and took an impairment charge when we compared the carrying value of our investment of 24.5% to the amount initially recorded.

These properties are still being developed, but not one of them has any building which is “occupied” and paying any rent or revenue. The reasoning as to why we do not view Red Hills as a “Business” are given and extensively described above, though we will ascribe our reasons as to why Red Hills is not to be considered a “business” again herein per Rule 11-01(d) of Reg SX.

In fact, when undertaking our first analysis as to whether Red Hills itself is a “business”, we looked first to Rule 11-01(d) of Reg SX (Presentation Requirements) which specifically reads:

(d) For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations…

Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction;

As noted, the very first fact to be considered is a business’ “revenue producing activity”. Since there is no revenue producing activity whatsoever, we simply conclude that Red Hills cannot be analyzed or treated as a “business” as a matter of statute as well as the facts.

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Moreover, when looking at 20110.1 (Reporting vs Accounting), The determination of what constitutes a business for reporting purposes (e.g., S-X 3-05 and Item 2.01 of Form 8-K) is made by reference to the definition of a "business" in S-X 11-01(d). The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R [ASC-MG] has occurred) is made by reference to SFAS 141R paragraph 3d [ASC-MG]. It is possible for the determination to be different under the two requirements.

In the Commission’s Notes to Section 2010.2, it reads “The staff's analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition”. Again, the underlying identifier here is “revenue producing activity”, which is wholly lacking in this issuer’s facts.

In fact, the same note continues “Registrants that have succeeded to a revenue producing activity by merger or acquisition, with at least one of the other factors listed above remaining after the acquisition, are encouraged to obtain concurrence from the staff in advance of a filing if they intend to omit financial statements related to the assets and activity.”

Again, the very center of analysis begins with “is the subject a “business”, which per the definitions above are clearly not.

We further looked to ASC 810-55 for the Accounting Definition of a Business, wherein we find the following:

55-5 “…. However, to be considered a business, the set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Paragraphs 805-10-55-5A through 55-5C provide a practical screen to determine when a set would not be considered a business. If the screen is not met, further assessment is necessary to determine whether the set is a business.”

3.               We note your response to comment 7, as well as your disclosures indicating you have at least six commercial properties both partially occupied and under continued development, and further that your president, Mr. Antonio, provided development and construction costs to the LLCs. Therefore, we remain unclear how the LLCs do not have any revenue for those portions partially occupied, nor incurred expenses related to their continued development. As such, please address the following:

•	Confirm the LLCs that currently hold operating properties, and reconcile to your disclosure in Note 5;

•	We also remain unclear how Red Hills Capital Advisors has "no 'asset'" given "their interest in eight specific properties." Therefore, in light of such interests, tell us why you continue to believe you are unable to provide financial information pertaining to the ongoing operations of your investments in real estate membership interests pursuant to Rule 8-03(b)(3) of Regulation S-X. Your response should specifically address on an individual basis your investments in the following, which you indicate represent a mix of real estate: Fort Washington Livingston Pace, LLC; CapHeights Central Dev, LLC; and COZ Manager, LLC.

RESPONSE: It was unclear to the issuer from where you derived the term “operating properties” After diligent review, we found we never used that term in our previous Responses to you. After review of our 10-K and the subsequent 2 10-Q filings, the closest context was under “Company Overview” wherein this one sentence appears – “In addition to the ownership of our operating property portfolio, Community Redevelopment plans to develop and build desirable properties for its own account and through ventures with affiliated and unaffiliated partners.”

To be quite clear, the usage of “operating property portfolio” is not utilized in lieu of “operating properties”, which by definition we do not have. It may well have been that this phrase was drafted by management in a general sense and without realization that the term “operating property” is a specific and technically defined term of art in accounting. This was the only place in all our filings and responses to previous comments where this phrase was used, and it will be stricken from future filings, as it is by definition inaccurate. This company has no “operating properties”.

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We find particularly lucid guidance in Reg S-X Rule 3-14 “Special instructions for financial statements of Real Estate Operations acquired or to be acquired.”

2) For purposes of determining whether the provisions of this section apply:

(i) The term real estate operation means a business that generates substantially all of its revenues through the leasing of real property.

In fact, per the Corp Fin Financial Reporting Manual, under §2330 (Real Estate Operations – Required Financial Statements), this seems quite clear even if these were “operating properties” (which by definition they are not);

per 2330.8: If a registrant acquires an operating property with a rental history of more than three months but less than nine months, the financial statements may be presented on an unaudited basis.

The facts relating to this issuer are that there are no “operating properties” to begin with as there is no rental history from any of them. These lots are being developed, but not one of them is developed to the point of having any “paying” tenant, as such there are no revenues at all. Each LLC is an interest in a property at some stage of development, but no revenue emanates from any one of them at all.

Additionally, to your second point, as to “Red Hills having no “asset”, it is unclear that we have put forth that Red Hills has “no asset”. From our perspective, the asset of the public company is Red Hills, the asset of Red Hills is its interest in the LLCs, but neither is a “business” per Reg S-X, as such we utilized the equity method to account for this transaction.

We reached the same conclusion after review of Rule 8-03(b)(3) of Reg SX.

RULE 8-03(b)(3) of Reg SX – Interim Financial Statements

(b) Disclosure required and additional instructions as to content –

(3) Significant equity investees. Sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee must be disclosed for equity investees that constitute 20 percent or more of a registrant’s consolidated assets, equity or income from continuing operations attributable to the registrant.

Rule 8-03(b)(3) of Regulation S-X applies relating to an acquisition of a business, hence

The necessity of showing “sales, gross profit, net income, etc. The LLCs within Red Hills cannot be considered a “business” under normative accounting rules as they have neither income nor revenue nor employees or customers.

General

4.               Please provide a detailed legal analysis explaining why you believe the Company is not an “investment company” as defined in the Investment Company Act of 1940 (“Investment Company Act”). Please tell us what exclusion or safe harbor from the Investment Company Act you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year- end December 31, 2021 and the most recent quarter-end 2022, if available) supporting your determination that the exclusion or exemption is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion or safe harbor might be deemed inapplicable to your operations, please explain. We will refer your response to the Division of Investment Management for further review.

RESPONSE: We do not believe at all that this issuer falls under the 1940 Investment Company Act. The very definition of an “Investment Company” is a Company which:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

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(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The short working definition of the Investment Company Act (per the SEC website) is “This Act regulates the organization of companies, including mutual funds, that engage primarily in investing, reinvesting, and trading in securities, and whose own securities are offered to the investing public.”

Nowhere in this Issuer’s charter, filings, brochure, deck or general corporate material has it ever held itself out as an investment vehicle for securities, and does not partake of any investing, reinvesting or trading in any securities. The only business of the issuer is development of real property, and nothing further. Additionally, this issuer has no securities of any other issuer. While the issuer is well aware that there are other numerous factual scenarios which could bring a company under the aegis of the 1940 Act, we do not find any fact scenario which inures to this issuer.

Rescission of June, 2022 and Background Thereto:

While not a received Comment, the issuer believes it practical to address the recission of the Red Hills Agreement as noted in our recent 10-Q.

The salient part of this disclosure in our last 10-Q reads:

On June 28th, 2022, as part of restructuring plan in an effort to restructure the company assets, the Company came to the conclusion that the Company’s expectations regarding infusion of available financing had not materialized, to the harm of Community Redevelopment Inc., and that further attempted continuation of said Agreement was of no further value and in fact detrimental to the overall financial condition of the Company. As such, management made the decision to Rescind the September 21st 2021 Agreement placing these interests into our Company via Red Hills.

“This decision to rescind this transaction was made as part of a strategy to bring into the company several other valuable properties. We have progressed through discussions and due diligence, and draft agreements for said properties are being negotiated and expected to be brought into the Company during the next quarter. As such, by the Rescission Agreement removing Red Hills as part of the Company, the above-listed properties and were removed from the company as part of this first phase of restructuring.”

The underlying reason for this rescission was that prior to the acquisition of Red Hills and Garfield Antonio coming into the company and joining the Board of Directors, previous leadership of this issuer had a placed a Board of Directors who, while having impressive CVs, backgrounds, and formal corporate familiarity, had virtually no experience in land development. While it would seem that the old Board’s formative skills should have paired well with a seasoned real estate developer such as Garfield Antonio as a “perfect fit”, it quickly became apparent that the methodology and niche for raising capital in general for a public company, and real estate development in particular are two wholly different arenas, a fact unknown to either “side” at the time.

This disparity, and the effects upon the company had been slowly brewing for the past 6-9 months, as the previous management, who were primarily from a fund-raising background (but not real estate development) had been myopically focused on raising funds, which is both normal and necessary in the life of a public company. However, there is always a balance to be struck between what an issuer can actually borrow, and what it can realistically repay under the circumstances. It is this area where the decisions of the previous management became (and remain) disastrous.

Long prior to the merger in August with Red Hills and Garfield Antonio, the then-Board on April 7, 2021, executed a $555,555 Senior Secured Promissory Note with Leonite Capital, the terms of which necessitated a monthly payment to them of $4,629.63, which amount has been sent out timely ever since. Nearly all of these funds were fairly quickly expended on daily operations beginning with salaries, yet none was applied towards any purchase or down-payment for land, the underlying business of the company.

During October, 2021, extensive discussions and preparations were made for a finance raise through a “Reg A” filing. By mid-November, a possible venture requiring a $1,000,000 deposit was coming due, yet the company was bereft of funds to move forward and so did not and lost this opportunity. Much emphasis was placed by previous leadership upon this Reg A filing as “the answer” to raising the requisite funds necessary in this industry sector to finance the company’s ventures.

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Toward the end of November the company took out a $1,000,000 line of credit with NextBank as a means to bridge the companies expenditures until the Reg A was successful. The management’s decision was made to execute on the entire line of credit at one time, though as a line of credit it would normally be drawn down as needed. The Board of Directors approved this line and agreed to draw down the entire amount by the CEO and CFO as the Reg A raise was promised to bring in more than enough to repay said line of credit. In fact, if you look at the SEC filings regarding the Reg A, you can see that the Reg A was being completed at this same time, with a raise ceiling of $25,000,000.

The previous management determinatively pushed for a fund raise via a “Reg A”, in spite of various questions of the efficacy of that structure. Said Reg A was filed with the SEC on August 26th, 2021, and the last of several Amendments were filed on December 16th, 2021, becoming “Qualified” on January 14th, 2022. Over the term of this raise (and to date) no money at all was raised! Absolutely no monies came from this raise. This Reg A raise was from the beginning touted to be “the” answer to funding the necessary growth of the Company, while large amounts of capital were deployed in pursuit of this, and yet there was zero investment in return.

The Reg A was approved on January 13th, 2022, and the intent was to repay the above referenced $1,000,000 line of credit from the first funds available.  As noted above, Garfield Antonio had to personally guarantee said loan. As no monies were raised at all, our Director Antonio is now personally liable on a $1,000,000 loan undertaken at the behest of the old management and for the exclusive benefit of the Company, first monies earmarked to pay that line of credit off, which obviously not happened, leaving Director Antonio exposed.

By March, 2022, the fissures between the old management and current became exceptionally pronounced. By March, the old management was giving constant weekly updates regarding investment for various funds, and Garfield Antonio personally travelled on multiple occasions to meet and confer with various potential investors, funds, all of which came to naught. Meanwhile responsibilities under the Red Hills merger were becoming due.

By early April, 2022, it was becoming clear that the company would not be able to raise any funding he would be forced to “unwind” the merger as they had not only not financed the company, not financed any acquisitions, but had left Garfield with a $1,000,000 personal debt, and a burn rate which simply could not be sustained and this was simply not bad business, but intolerable. The only real “reply” to come back was always another potential funder being “just around the corner”, though that corner was never passed.

Meanwhile, and since at least February, 2022, Garfield Antonio, having been in the local DC real estate market for decades, had numerous contacts with various real estate financing entities which he pursued. The issue repetitively was that there was absolute hesitance to lend any hard monies to the public company due to their current hard debt exceeding $1,500,000, with the stock price sinking ever lower (from $3.00 to $0.04 as of today). On more than one occasion the general talk was “if the company wasn’t stuck with these properties, ineffective fundraisers, a bloated capitalization table and obscene debt ratio, things could be different”.

Having brought absolutely no capital to operate the company, rather only debt, by June Garfield Antonio bluntly informed the Board that the company was left with no choice but to restructure itself if it was to remain viable at all. As such by late June intense discussions were held between the respective Board members to resign and for the Red Hills merger transaction to be unwound.

As stated in our past 10-Q filing, there are several very attractive real estate transactions teed up for execution, draft agreements are in place and an expected closing on several properties are imminent, the last few documents of which are being exchanged while this Response is being written. The “other side” of this particular transaction is also a known local developer with multiple properties, the upcoming closing being only the first of several properties already lined up to close in succession. If this action were not taken, the Company sees no path at all for continued viability whatsoever, and this act was one taken out of rationale and thoughtful desperation to protect the Company, stay out of default with lenders, and grow the company to what current management believes is its true potential. While unknown to the outside general public, these are the actual facts and recorded events over the past nine months leading up to the recent rescission. It was an act solely premised upon righting and stabilizing the company, which upon closing of the first properties, the issuer is objectively confident will be the case.

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In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your time in this matter.

Sincerely yours,

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc
Encl.

cc: Board of Dirs.

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